Exhibit 21.1
Subsidiaries of the Company
Subsidiary	Country of Incorporation
Cypres Enterprises Corp.	Panama
Darien Compania Armadora S.A.	Panama
Marfort Navigation Company Limited	Cyprus
Bokak Shipping Company Inc.	Marshall Islands